Privileged and Confidential                      Draft January 6, 1995

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              America Online, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   00002364Jl
                      (CUSIP Number of Class of Securities)

                                 Edward B. Stead
                  Vice President, General Counsel and Secretary
                              Apple Computer, Inc.
                                 1 Infinite Loop
                           Cupertino, California 95014
                                  408-996-1010
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                 January 9, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on filed reporting beneficial ownership of more than five percent of a class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP No. 00002364Jl

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons:

     Apple Computer, Inc. 94-2404110

2.   Check the Appropriate Box if a Member of a Group:
                                   (a)  [ ]
                                   (b)  [ ]
3.   SEC Use Only:

4.   Source of Funds:

     00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]
6.   Citizenship or Place of Organization]:

     California, USA

                    7.   Sole Voting Power:         1,000,000
Number of Shares
Beneficially Owned  8.   Shared Voting Power:               0
by Each Reporting
Person with         9.   Sole Dispositive Power:    1,000,000

                   10.  Shared Dispositive Power:           0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  [ ]

13. Percent of Class Represented by Amount in Row 9.:

     6.08%

14. Type of Reporting Person:

     CO


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     The following items are amendments to the information included in the
Schedule 13D (the "Original Schedule 13D") dated February 8, 1994 filed by Apple Computer, Inc. with respect to the Common Stock of America Online, Inc. Certain capitalized terms used below and not defined have the meanings given them in the Original Schedule 13D.

Item 2.   Identity and Background.

     The revised list of names, business address, principal occupations and citizenship of the directors and executive officers of Apple are set forth on Schedule A hereto and are incorporated herein by reference

Item 4.   Purpose of Transaction.

     Apple is contemplating entering into a set of agreements with an affiliate of an investment bank, currently anticipated to be Goldman Sachs International ("Bank"), pursuant to which Apple would hedge certain investment risks associated with its rights under the Warrant.

     In contemplation of such a possible transaction, Apple is negotiating entering into certain Transaction Documentation described in Item 6 below. The Transaction Documents would provide for a variety of possible transactions.

     Apple is presently considering entering into a matched set of put and call hedge transactions, anticipated to be settled in cash, pursuant to which Apple would purchase a put option and sell a call option based on the price performance of the Company's stock. Neither the call option nor the put option would obligate either party to purchase or sell Shares.

     Apple has not made any final determination of the advisability of entering into any transaction of the sort described in this Item 4, and there can be no assurance that any such transaction, if entered into, will be entered into on the terms described in this Item 4. Apple's decision on whether or not to enter into any such transaction will depend on a variety of factors, including without limitation the market price of the Common Stock, the financial terms of any put option or call option which it may negotiate, other potential investment opportunities or uses for Apple's cash, and business considerations relating to Apple's goals in the on-line services industry.


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


     Apple continuously re-evaluates its intentions regarding its beneficial interest in the Shares. Apple may exercise the Warrant at any time after it becomes exercisable, and in addition acquire additional shares of Common Stock. Apple may retain or dispose of some or all of any shares of Common Stock which it acquires (either pursuant to the Warrant or otherwise). Apple's decision on whether or not to exercise the Warrant, or acquire, retain or dispose of shares of Common Stock will depend on a variety of factors, including without limitation the market price of the Common Stock, the amount, if any which it may receive as a result of the contemplated transaction, other potential investment opportunities or uses for Apple's cash, and business considerations relating to Apple's goals in the on-line services industry.

     Apart from the above, Apple has no current plans for any of the actions required to be disclosed in this Item 4.

Item 5.   Interest in Securities of the Issuer.

     On November 25, 1994, the Company effected a 2-for-1 stock split, as a result of which Apple's Warrant to relating to 500,000 pre-split shares was adjusted pursuant to its terms to entitle Apple to acquire 1,000,000 post-split shares upon exercise. No transaction was effected by Apple in connection with such stock split.

Item 6.   Contracts, Arrangements, Understanding or
          Relationships With Respect to the Issuer.

     Apple is considering entering into a new Schedule (the "Draft Schedule 2") to an International Swap Dealers Association Master Agreement dated February 6, 1992 between Apple and Bank (the "Master Agreement", together with the Draft Schedule 2, the "Transaction Documentation") to set forth the framework of possible terms of a transaction or transactions. The description of the Draft Schedule 2 set forth in this Item 6 is qualified in its entirety by reference to Exhibit 3, which contains the text of the contemplated Draft Schedule 2.

     Apple has not made any final determination of the advisability of entering into the Draft Schedule 2 described in this Item 6, and there can be no assurance that any such agreement, if entered into, will be entered into on the same terms as the Draft Schedule 2 described in this Item 6.


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



Item 7.   Material to be Filed as Exhibits.

     Exhibit 4 -- Draft Schedule 2 to International Swap Dealers
Association Form Master Agreement dated as of February 6, 1992 between Apple Computer, Inc. and Goldman Sachs International (assignee of Goldman Sachs Capital Markets, L.P.)












































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




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 APPLE COMPUTER, INC.



                                                 By: /s/ David A. Rogan
                                                 Name: Assistant Treasurer


Date: January 6, 1995































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


                                   SCHEDULE A

            Executive Officers and Directors of Apple Computer, Inc.

       (each person is a citizen of the United States except as indicated)

                                   Present Principal Occupation
                                   and Address (and Citizenship
Name and Position with Apple       if not United States Citizen)

A.C. Markkula, Jr.                 Chairman of the Board
  Chairman of the Board            Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

Michael H. Spindler                President and
  President,                         Chief Executive Officer
  Chief Executive Officer               Apple Computer, Inc.
  and Director                     1 Infinite Loop
                                   Cupertino, California 95014
                                   Citizen of Germany

Dr. Gilbert F. Amelio              President and Chief
  Director                           Executive Officer
                                   National Semiconductor, Inc..
                                   1090 Kifer Road
                                   Sunnyvale, California 94086

Peter O. Crisp                     General Partner,
  Director                         Venrock Associates
                                   30 Rockefeller Plaza
                                   New York, New York 10112
                                   Citizen of the United States

Bernard Goldstein                  Partner
  Director                         Broadview Associates
                                   1 Bridge Plaza
                                   Fort Lee, New Jersey 07024

Joseph A. Graziano                 Executive Vice President and
  Executive Vice President,          Chief Financial Officer
  Chief Financial Officer          Apple Computer, Inc.
  and Director                     1 Infinite Loop
                                   Cupertino, California 95014



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

Executive Officers and Directors of Apple Computer, Inc.
(cont.)

                                   Present Principal Occupation
                                   and Address (and Citizenship
Name and Position with Apple       if not United States Citizen)

B. Jurgen Hintz                    President du Directoire and
  Director                           Chief Executive Officer
                                   Carnaud MetalBox
                                   153 Rue de Courcelles
                                   75817 Paris Cedex
                                   France

Katherine M. Hudson                President and Chief
  Director                           Executive Officer
                                   W.H. Brady Co.
                                   727 W. Glendale Ave.
                                   Milwaukee, WI 53209

Delano E. Lewis                    President and Chief
  Director                           Executive Officer
                                   National Public Radio
                                   635 Massachusetts Avenue, N.W.
                                   Washington, DC 20001

Ian W. Diery                       Executive Vice President
  Executive Vice President           and General Manager,
  and General Manager,               Personal Computer Division
  Personal Computer Division       Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014
                                   Citizen of Australia

James J. Buckley                   President, Apple USA
  Senior Vice President            Apple Computer, Inc.
  and President, Apple USA         1 Infinite Loop
                                   Cupertino, California 95014

Daniel L. Eilers                   President and
  Senior Vice President              Chief Executive Officer
                                   Claris Corporation
                                   5201 Patrick Henry Drive
                                   Santa Clara, California 95052
                                   Citizen of the United States




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


Executive Officers and Directors of Apple Computer, Inc.
(cont.)

                                   Present Principal Occupation
                                   and Address (and Citizenship
Name and Position with Apple       if not United States Citizen)

G. Frederick Forsyth               Senior Vice President,
  Senior Vice President,             Worldwide Operations
  Worldwide Operations             Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

David C. Nagel                     Senior Vice President
  Senior Vice President              and General Manager,
  and General Manager,               AppleSoft
  AppleSoft                        Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

Kevin J. Sullivan                  Senior Vice President,
  Senior Vice President,             Human Resources
  Human Resources                  Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

John Floisand                      Senior Vice President and
  Senior Vice President and          President, Apple Pacific
  President, Apple Pacific         Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014
                                   Citizen of Great Britain

Robert Lauridsen                   Vice President,
  Vice President,                    Corporate Development
  Corporate Development            Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014

Jeanne Seeley                      Vice President, Finance
  Vice President, Finance            and Corporate Controller
  and Corporate Controller         Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014




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


Executive Officers and Directors of Apple Computer, Inc.
(cont.)

                                   Present Principal Occupation
                                   and Address (and Citizenship
Name and Position with Apple       if not United States Citizen)

Edward B. Stead                    Vice President,
  Vice President,                    General Counsel
  General Counsel                    and Secretary
  and Secretary                    Apple Computer, Inc.
                                   1 Infinite Loop
                                   Cupertino, California 95014




































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


                                  EXHIBIT INDEX


     Document

     Draft Schedule 2 to International Swap Dealers Association Form Master Agreement dated as of February 6, 1992 between Apple Computer, Inc. and Goldman Sachs International (assignee of Goldman Sachs Capital Markets, L.P.)

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